FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

OTHER NEWS

Subject: Appointment of Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is to inform you that the Board of Directors of ICICI Bank at its Meeting held today appointed Mr. M. D. Mallya (DIN: 01804955) as an Additional (Independent) Director of the Bank with effect from May 29, 2018 for a period of 5 years subject to the approval of shareholders.

Pursuant to Regulation 30(2) read with Para A of Part A of Schedule III of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, we give below the information as prescribed for the appointment of Non-Executive Director.

Reason for change	Appointment
Date of appointment	May 29, 2018
Brief Profile

Shri. M. D. Mallya, aged 65 years was Ex-Chairman and Managing Director of Bank of Baroda. Prior to joining Bank of Baroda, he was the Chairman & Managing Director of Bank of Maharashtra. He started his banking career from Corporation Bank in August 1976. In a career spanning over 36 years, he acquired a rich experience in banking at various positions and assignments. His tenure as Executive Director of Oriental Bank of Commerce (OBC) was marked by several new initiatives and providing leadership inputs, the merger of erstwhile Global Trust Bank with OBC etc.

Under the able and dynamic leadership of Shri. M. D. Mallya, as Chairman & Managing Director, Bank of Maharashtra had made rapid strides in all its spheres of activities, like business growth, technology, HR, organizational restructuring, etc.

Shri Mallya, passed out Bachelor of

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Engineering with Distinction from Karnataka Regional Engineering College, Suratkal. Subsequently, he completed post-graduation Diploma in Management from Indian Institute of Science, Bangalore with Distinction. Shri. Mallya has wide exposure to management education and has undergone training programmes in leading academic institutes like Indian Institute of Management (IIM), Ahmedabad, National Institute of Bank Management (NIBM), Pune etc.

During the working tenure Shri M. D. Mallya had been associated with various committees of Indian Banks' Association (IBA) and National Institute of Bank Management (NIBM), Pune like - Member of the Managing Committee of IBA and Standing Committee on Legal and Banking Operations of IBA, Member of the Governing Board of NIBM, Finance Committee of NIBM and Campus Committee of NIBM, Member of the Governing Council of Indian Institute of Banking and Finance & Member of the Governing Council of Institute of Banking Personnel Selection.

Shri. M. D. Mallya has been actively involved in lending to the rural sector during his long association with the banks where he was serving, and also as a representative of the banks as the Chairman of IBA interacting with the Government and the RBI. The engagement during Shri. Mallya’s association in the banks at Board level provided him an immense opportunity to understand the changing sectoral dimensions of credit in the rural sector. He was thus able to work extensively in bringing the rural population to the formal banking fold harnessing the benefits of technology coupled with developing dedicated field force. Increased thrust in setting up of vocational training centres in rural areas to impart skills to the educated unemployed youth and monitoring their settlement proved to be a great success.

The extensive work in rural development activities was recognised by the Government and other bodies and the bank was considered as one of the prominent institutions in playing a critical role in rural development.

Shri. M. D. Mallya was also engaged extensively with the Government as IBA Chairman in consolidation of Regional Rural Banks (RRBs), their capitalisation, technology upgradation etc. This resulted in a turnaround in the performance of most of the RRBs. He has also played a pivotal role in actively involving as also executing policy framework and overall development of the Agricultural sector.

Disclosure of relationships between directors	He is not related to any other director of the Bank.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 29, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager & Joint Company Secretary